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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

ROCKFORD CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class Securities)

77316P101 (CUSIP Number)

6/11/04

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Page 1 of 10 pages

CUSIP No. 77316P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hamilton Investment Management LLC (“HIM”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power
6. Shared Voting Power 1,176,512
7. Sole Dispositive Power
8. Shared Dispositive Power 1,176,512

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,176,512
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.5%
12.	Type of Reporting Person (See Instructions) IA

Page 2 of 10 pages

CUSIP No. 77316P101

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hamilton Multi-Strategy Master Fund LP (“HMSMF”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power
6. Shared Voting Power 613,185
7. Sole Dispositive Power
8. Shared Dispositive Power 613,185

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 613,185
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%
12.	Type of Reporting Person (See Instructions) PN

Page 3 of 10 pages

CUSIP No. 77316P101

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Man MAC 2 Limited (“MM2”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power
6. Shared Voting Power 563,327
7. Sole Dispositive Power
8. Shared Dispositive Power 563,327

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 563,327
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%
12.	Type of Reporting Person (See Instructions) CO

Page 4 of 10 pages

Item 1.	(a)	Name of Issuer ROCKFORD CORPORATION

	(b)	Address of Issuer’s Principal Executive Offices 600 South Rockford Drive Tempe AZ 85281

Item 2.	(a)	Name of Person Filing: (i) Hamilton Investment Management LLC (ii) Hamilton Multi-Strategy Master Fund LP (iii) Man MAC 2 Limited

(b)

Address of Principal Business Office or, if none, Residence:

(i)       415 Madison Ave, 19th Floor, New York NY 10017

(ii)      Walker House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman

(iii)     c/o Argonaut Limited, Argonaut House, 5 Park Road, Hamilton HM09 Bermuda

	(c)	Citizenship: (i) Delaware Corporation (ii) Cayman Islands Partnership (iii) Bermuda Corporation

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 77316P101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

This statement is filed by , an investment adviser registered under the Investment Advisers Act of 1940, its . (See, also, Exhibit .. )

Item 4.	Ownership. Common Stock:

	(a)	Amount beneficially owned: HIM: 1,176,512 (total for Adviser) HMSMF: 613,185 MM2: 563,327

	(b)	Percent of class: HIM: 11.5% HMSMF: 6.4% MM2: 5.9%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: .

		(ii)	Shared power to vote or to direct the vote: HIM: 1,176,512 (HMSMF: 613,185 MM2: 563,327)

		(iii)	Sole power to dispose or to direct the disposition of: .

		(iv)	Shared power to dispose or to direct the disposition of: HIM: 1,176,512 (HMSMF: 613,185 MM2: 563,327)

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. HIM has discretionary authority to invest the assets of HMSMF and MM2

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.

Certification.

(a)    The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held I the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

Date: 6/22/04

/s/ James P Wohlmacher,
Signature James P Wohlmacher, Managing Member Name/Title

EXHIBIT A

Identification and Classification of Members of the Group

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

Name	Classification

Hamilton Investment Management LLC	IA

Hamilton Multi-Strategy Master Fund LP	PN

Man MAC 2 Limited	CO

EXHIBIT B

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: 6/22/04

HAMILTON MULTI-STRATEGY MASTER FUND LP

/s/ James P. Wohlmacher,
Signature James P. Wohlmacher, Managing Member of the General Partner Name/Title

Man MAC 2 Limited

By: Hamilton Investment Management LLC Its: Investment Manager

/s/ James P. Wohlmacher,
Signature James P. Wohlmacher, Chief Operating Officer and Managing Member Name/Title